1875 K Street N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

November 25, 2016

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,666

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,666 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI USA ESG Optimized ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on September 28, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please confirm to us that either no acquired fund fees and expenses (“AFFE”) are required to be included in the fee table currently (or that any AFFE amounts to less than one basis point). Otherwise, please add an additional caption to the Fees and Expenses Table to reflect any AFFE that the Fund expects to incur in the next year.

Response: The Trust respectfully submits that the Fund currently does not anticipate incurring material amounts of AFFE during its first year of operations. If, at a later date, it is determined that the Fund will incur AFFE, the Trust will update the Fees and Expenses table in the Prospectus accordingly.

Comment 2: If the Underlying Index is currently concentrated, please disclose this fact in the Industry Concentration Policy and include this fact in the description of concentration risks.

Response: The Trust notes that the Underlying Index is not currently concentrated in any industry (i.e., does not have greater than 25% exposure).

Comment 3: Please add risk disclosure for mid-capitalization companies in the summary risk disclosure.

Response: The Trust submits that the Fund will not be subject to mid-capitalization companies as a principal risk factor and therefore respectfully declines to add mid-capitalization companies risk to the principal risks disclosure in the summary prospectus.

Comment 4: In the “Performance Information” section, if applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Item 4(b)(2)(i) of Form N-1A.

Response: The Trust respectfully declines to add the suggested disclosure to the Fund’s prospectus at this time as the Fund has not been in operation for a full calendar year. However, once the Fund has been in operation for a full calendar year and performance information is provided, the Trust will add, consistent with other iShares funds, the following sentence: “Updated performance information is available at www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).”

Comment 5: In the “Securities Lending Risk,” please briefly describe the additional adverse tax consequences that may result for investors in the Fund as a result of the Fund’s lending its securities. For example, a stock loan that is open over the dividend record date can have adverse tax consequences to the Fund’s investors. The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction. Investors may also lose the ability to use foreign tax credits that would otherwise be passed through to the Fund when the shares of foreign companies are loaned out.

Response: The Trust respectfully directs the Staff’s attention to the “Taxes on Distributions” section of the Prospectus, which states that “[s]ubstitute dividends received by the Fund with respect to dividends paid on securities lent out will not be qualified dividend income” and “[d]istributions from the Fund’s net investment income (other than qualified dividend income), including distributions of income from securities lending . . . are taxable to you as ordinary income.” The comment related to losing the ability to use foreign tax credits is not applicable as the Fund generally does not intend to invest in non-U.S. securities.

Comment 6: Please inform us supplementally about the Fund’s policies for investing the cash collateral received in its securities lending activities. The cash collateral received in securities lending transactions should be reinvested in a portfolio of high-quality, short-term, fixed income instruments such as short-maturity government securities, repurchase agreements, and bank certificates of deposit; the dollar-weighted average maturity of such portfolios should be 60 days or less and their dollar-weighted average life is 120 days or less. The Fund should have strict collateral reinvestment guidelines and the board should monitor the investment adviser’s adherence to these guidelines. Conservative investment guidelines for the cash-collateral pool should be designed to maintain the liquidity of the collateral pool and to minimize the risk of loss to Fund investors by focusing on principal preservation.

Please also inform us what steps the Fund intends to take to avoid “negative loans” - which are created when investment losses reduce the value of the borrower’s collateral below the amount that the Fund must return. (The yield needs to remain above the rebate rate in order for the program to remain profitable. Yield can be affected by the Fund’s collateral investment guidelines, changes in interest rates and the shape of the yield curve.)

Response: The Trust has adopted extensive guidelines regarding securities lending (the “Guidelines”), which apply to the Fund. The Guidelines provide that if cash collateral is received, the Fund will invest and reinvest the cash collateral in (a) high quality short-term instruments; (b) registered or unregistered money market funds that the investment adviser reasonably believes operate in accordance with the requirements of Rule 2a-7 under the 1940 Act; and/or (c) any other investments as directed by the investment adviser or in types of investments that are pre-approved by the investment adviser, subject in each case to the investment objective, principal investment strategies and policies of the Fund, or as otherwise permitted by law, regulation, SEC exemptive orders, no-action letters or other guidance. Pursuant to the Guidelines, the Trust’s Board of Trustees, including a majority of the independent trustees, review and approve the Guidelines at least annually.

In seeking to avoid “negative loans,” consistent with applicable guidance, the securities lending agent of the Fund requires that the borrower deliver collateral, at the inception of the loan, having a market value at least equal to 102% of the current value of the loaned securities for domestic securities and 105% for international securities. After the inception of the loan, if the value of the collateral, which is marked-to-market daily, falls below the current market value of the loaned securities and any accrued interest, the borrower will be required to deliver additional collateral. Notwithstanding the foregoing, the Fund bears the “reinvestment risk” associated with investing securities lending cash collateral; and a borrower is not required to deposit additional collateral if a loan becomes under-collateralized as a result of declines in market value of securities in which cash collateral is invested. The risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made by cash collateral has been disclosed in the Prospectus of the Fund under “Securities Lending Risk.”

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Marisa Rolland
Katherine Drury
Michael Gung
Seong Kim